As filed with the U.S. Securities and Exchange Commission on November 20, 2025.

Registration No.  333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

BARCLAYS PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8

New York, New York 10017

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Barclays Bank PLC

745 Seventh Avenue

New York, New York 10019

United States of America

Telephone: +1-212-526-7000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 270 Park Avenue, Floor 8 New York, New York 10017 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing four (4) ordinary shares of Barclays PLC.	1,000,000,000 American Depositary Shares	$0.05	$50,000,000	$6,905.00

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to Amendment No. 4 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(5) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name of the depositary and the address of its principal executive office	Introductory Article

2. Title of the American Depositary Receipts and identity of the deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper left corner

(b) Procedure for voting the deposited securities	Articles 15, 16 and 18

(c) Procedure for collecting and distributing dividends	Articles 4, 12, 13, 15 and 18

(d) Procedures for transmitting notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

(e) Sale or exercise of rights	Articles 13, 14, 15 and 18

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

(g) Amendment, extension or termination of the deposit agreement	Articles 20 and 21

(h) Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Article 11

(i) Restrictions on the right to transfer or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 22

(j) Limitation on the depositary’s liability	Articles 14, 18, 19 and 21

3. Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Article 7

4. Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Article 7

Item 2. AVAILABLE INFORMATION	Article 11

Barclays PLC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Second Amended and Restated Deposit Agreement, dated as of August 11, 2008 (as from time to time amended, the “Deposit Agreement”), among Barclays PLC (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Filed as Exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-261527) and incorporated herein by this reference.

(a)(2)	Amendment No. 1 to the Deposit Agreement. Amendment No. 1 to the Deposit Agreement, dated as of August 14, 2013, among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder. Filed as Exhibit (a)(2) to the Registration Statement on Form F-6 (File No. 333-261527) and incorporated herein by this reference.

(a)(3)	Amendment No. 2 to the Deposit Agreement. Amendment No. 2 to the Deposit Agreement, dated as of April 7, 2014, among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder. Filed as Exhibit (a)(3) to the Registration Statement on Form F-6 (File No. 333-261527) and incorporated herein by this reference.

(a)(4)	Amendment No. 3 to the Deposit Agreement. Amendment No. 3 to the Deposit Agreement, dated as of March 13, 2018, among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder. Filed as Exhibit (a)(4) to the Registration Statement on Form F-6 (File No. 333-261527) and incorporated herein by this reference.

(a)(5)	Amendment No. 4 to the Deposit Agreement. Amendment No. 4 to the Deposit Agreement, dated as of December 10, 2021, among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(5).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)(1)	Power of Attorney of certain officers and directors of the Company. Filed herewith as Exhibit (f)(1).

(f)(2)	Power of Attorney of Authorized U.S. Representative of the Company. Filed herewith as Exhibit (f)(2).

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement (as amended from time to time, the “Deposit Agreement”) among Barclays PLC, the Depositary and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 20, 2025.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Barclays PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on November 20, 2025.

BARCLAYS PLC

By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary

SIGNATURES

Signature	Title

*
Group Chief Executive
C.S. Venkatakrishnan	(Principal Executive Officer) and Director
*
Group Finance Director
Anna Cross	(Principal Financial Officer and Principal Accounting Officer) and Director
*
Group Chairman
Nigel Higgins
*
Director
Robert Berry
*
Director
Dawn Fitzpatrick

*
Director
Mary Francis CBE
*
Director
Brian Gilvary
*
Director
Sir John Kingman
*
Director
Dioni-Catherine Lebot
*
Director
Mary Mack
*
Director
Marc Moses
*
Director
Brian Shea
*
Director
Julia Wilson
*
Authorized Representative in the United States; Deputy Treasurer – Barclays Americas
Sandeep Singh

* By:	/s/ Garth Wright
Name: Garth Wright
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number
(a)(5)	Amendment No. 4, dated as of December 10, 2021, to the Second Amended and Restated Deposit Agreement, dated as of August 11, 2008 (as from time to time amended, the “Deposit Agreement”), among Barclays PLC (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.

(e)	Rule 466 Certification.

(f)(1)	Power of Attorney of Certain Officers and Directors of the Company.

(f)(2)	Power of Attorney of Authorized U.S. Representative of the Company.